

## HSBC Vantage5 Index – Screen Shots (10/18/2017)

HSBC
The HSBC Vantage5 Index



| Video Shot | Script |
|---|---|
| The HSBC Vantage5 Index | Hello and welcome to the HSBC Vantage5 Index educational video. This video will act as a guide to better understand the Vantage5 Index objectives and methodology. This video is not intended to provide information on any specific investment and prior to any investment, investors should carefully review the full written terms and conditions set forth in the respective offering documents. |



# The HSBC Vantage5 Index
## is a multi-asset, momentum based strategy

* The allocations shown above do not represent the Index's actual current or historical allocations.



Introduction
Index Methodology
Index Statistics
Risks and Information
HSBC
The HSBC Vantage5 Index
is a multi-asset, momentum based strategy
Allocation
60%
50%
40%
30%
20%
10%
0%
Developed Equities
Developed Bonds
Emerging Markets
Real Assets
Inflation
Cash
* The allocations shown above do not represent the Index's actual current or historical allocations.

The HSBC Vantage5 Index is a multi-asset, momentum based strategy that seeks to maximize returns for a given level of risk based on a portfolio of ETFs. On a monthly basis, the index selects from a basket of 13 ETFs across 5 asset classes including Equities, Bonds, Emerging Markets, Real Assets, and Inflation, as well as a Cash component. The Index is an excess return index, which reflects the Index return less the cost of funds. In addition, the Index includes a daily index maintenance fee of 85 basis points per annum.

# The HSBC Vantage5 Index

## is a multi-asset, momentum based strategy
## that seeks to maximize returns for a given level of risk.



**HSBC Vantage5 Index**   — Barclays US Aggregate Bond Index (Excess Return)   — S&P 500® Index (Excess Return).

Source: Bloomberg and HSBC as of June 2017

Note: All levels of the Vantage5 Index before March 15, 2017 are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical levels from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.





In this chart, we compare the S&P 500 Index Excess Return and the Barclays US Aggregate Bond Index Excess Return to that of the HSBC Vantage5 Index. It is important to note that in this chart, the HSBC Vantage5 Index employs the use of simulated historical data and that past hypothetical performance results are neither indicative, nor a guarantee, of future returns.

**Asset Class Components**    **Component Weighting**    **Allocation Methodology**

| Asset Class | Asset | ETF |
|---|---|---|
| **Developed Equities** | U.S. Mid and Small Cap Equities<br>U.S. Low Volatility Equities ETF<br>U.S. Tech and Consumer Equities<br>S&P 500 Equities<br>Developed Market Equities (excluding U.S.) | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| **Developed Bonds** | Treasuries<br>Investment Grade Bonds<br>High Yield Bonds | iShares® 20+ Year Treasury Bond ETF<br>iShares® iBoxx Investment Grade Corporate Bond ETF<br>iShares® iBoxx High Yield Corporate Bond ETF |
| **Emerging Markets** | Emerging Market Equities<br>Emerging Market Bonds | iShares® MSCI Emerging Markets ETF<br>iShares® JP Morgan Emerging Markets Bond ETF |
| **Real Assets** | Real Estate<br>Gold | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| **Inflation** | Inflation Protected U.S. Bonds | iShares® TIPS ETF |
| **Cash** | Cash | Cash – Reinvested 3M Libor |



Asset Class Components | Component Weighting | Allocation Methodology

| Asset Class | Asset | ETF |
|---|---|---|
| Developed Equities | U.S. Mid and Small Cap Equities<br>U.S. Low Volatility Equities ETF<br>U.S. Tech and Consumer Equities<br>S&P 500 Equities<br>Developed Market Equities (excluding U.S.) | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| Developed Bonds | Treasuries<br>Investment Grade Bonds<br>High Yield Bonds | iShares® 20+ Year Treasury Bond ETF<br>iShares® iBoxx Investment Grade Corporate Bond ETF<br>iShares® iBoxx High Yield Corporate Bond ETF |
| Emerging Markets | Emerging Market Equities<br>Emerging Market Bonds | iShares® MSCI Emerging Markets ETF<br>iShares® JP Morgan Emerging Markets Bond ETF |
| Real Assets | Real Estate<br>Gold | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| Inflation | Inflation Protected U.S. Bonds | iShares® TIPS ETF |
| Cash | Cash | Cash – Reinvested 3M Libor |

The Index is based on a multi-asset strategy of five asset classes and cash, and within those Asset classes are 13 ETFs.

| Asset Class Components | **Component Weighting** | Allocation Methodology |

| Asset Class | Asset | ETF |
|---|---|---|
| **Developed Equities** | U.S. Mid and Small Cap Equities<br>U.S. Low Volatility Equities ETF<br>U.S. Tech and Consumer Equities<br>S&P 500 Equities<br>Developed Market Equities (excluding U.S.) | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| **Developed** | Treasuries | iShares® 20+ Year Treasury Bond ETF<br>ate Bond ETF<br>d ETF |
| **Emerging Markets** | Emerging Market Bonds | iShares® JP Morgan Emerging Markets Bond ETF |
| **Real Assets** | Real Estate<br>Gold | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| **Inflation** | Inflation Protected U.S. Bonds | iShares® TIPS ETF |
| **Cash** | Cash | Cash – Reinvested 3M Libor |

To ensure a mixed exposure to a variety of asset classes,
each asset class has a maximum exposure.



Asset Class Components   Component Weighting   Allocation Methodology

| Asset Class | Asset | ETF |
|---|---|---|
| Developed Equities | U.S. Mid and Small Cap Equities | iShares® Russell 2000 ETF |
|  | U.S. Low Volatility Equities ETF | PowerShares S&P 500 Low Volatility Portfolio |
|  | U.S. Tech and Consumer Equities | PowerShares QQQ Trust Series 1 (NASDAQ 100) |
|  | S&P 500 Equities | SPDR S&P 500® ETF Trust |
|  | Developed Market Equities (excluding U.S.) | iShares® MSCI EAFE ETF |
| Developed | Treasuries | iShares® 20+ Year Treasury Bond ETF |
|  |  | ...te Bond ETF |
|  |  | ...ETF |
| Emerging | Emerging Market Bonds | iShares® JP Morgan Emerging Markets Bond ETF |
| Real Assets | Real Estate | iShares® US Real Estate ETF |
|  | Gold | SPDR® Gold Trust |
| Inflation | Inflation Protected U.S. Bonds | iShares® TIPS ETF |
| Cash | Cash | Cash – Reinvested 3M Libor |

To ensure a mixed exposure to a variety of asset classes,
each asset class has a maximum exposure.

To ensure a mixed exposure to a variety of asset classes, each asset class has a maximum exposure.

Asset Class Components    Component Weighting    Allocation Methodology

| Asset Class | Max Exposure | ETF |
|---|---|---|
| **Developed Equities** | **60%** | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| **Developed** | | iShares® 20+ Year Treasury Bond ETF<br>ate Bond ETF<br>d ETF |
| **Emerging Markets** | | iShares® JP Morgan Emerging Markets Bond ETF |
| **Real Assets** | **30%** | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| **Inflation** | **10%** | iShares® TIPS ETF |
| **Cash** | **50%** | Cash – Reinvested 3M Libor |

Additionally, each individual ETF component is capped to prevent overweighting.



| Asset Class | Max Exposure | ETF |
|---|---|---|
| Developed Equities | 60% | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| Developed | | iShares® 20+ Year Treasury Bond ETF<br>te Bond ETF<br>ETF |
| Emerging | | iShares® JP Morgan Emerging Markets Bond ETF |
| Real Assets | 30% | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| Inflation | 10% | iShares® TIPS ETF |
| Cash | 50% | Cash – Reinvested 3M Libor |

Additionally, each individual ETF component is capped to prevent overweighting.

Additionally, each individual ETF component is capped to prevent overweighting.

Asset Class Components | Component Weighting | Allocation Methodology

| Asset Class | Max Exposure | ETF Max % | ETF |
|---|---|---|---|
| Developed Equities | 60% | 20%<br>20%<br>20%<br>40%<br>20% | iShares® Russell 2000 ETF<br>PowerShares S&P 500 Low Volatility Portfolio<br>PowerShares QQQ Trust Series 1 (NASDAQ 100)<br>SPDR S&P 500® ETF Trust<br>iShares® MSCI EAFE ETF |
| Developed [illegible] | [illegible] | 40%<br>[illegible]<br>[illegible] | iShares® 20+ Year Treasury Bond ETF<br>[illegible]ate Bond ETF<br>[illegible]d ETF |
| Emerging [illegible] | [illegible]0% | [illegible]<br>10% | [illegible]<br>iShares® JP Morgan Emerging Markets Bond ETF |
| Real Assets | 30% | 20%<br>20% | iShares® US Real Estate ETF<br>SPDR® Gold Trust |
| Inflation | 10% | 10% | iShares® TIPS ETF |
| Cash | 50% | 50% | Cash – Reinvested 3M Libor |

So how does the strategy work?



Asset Class Components | Component Weighting | Allocation Methodology

| Asset Class | Max Exposure | ETF Max % | ETF |
|---|---|---|---|
| Developed Equities | 60% | 20% | iShares® Russell 2000 ETF |
| | | 20% | PowerShares S&P 500 Low Volatility Portfolio |
| | | 20% | PowerShares QQQ Trust Series 1 (NASDAQ 100) |
| | | 40% | SPDR S&P 500® ETF Trust |
| | | 20% | iShares® MSCI EAFE ETF |
| Developed | | 40% | iShares® 20+ Year Treasury Bond ETF |
| | | | ...ate Bond ETF |
| | | | ...I ETF |
| Emerging | | 10% | iShares® JP Morgan Emerging Markets Bond ETF |
| Real Assets | 30% | 20% | iShares® US Real Estate ETF |
| | | 20% | SPDR® Gold Trust |
| Inflation | 10% | 10% | iShares® TIPS ETF |
| Cash | 50% | 50% | Cash – Reinvested 3M Libor |

So how does the strategy work?

So, how does the Vantage5 Index strategy work?

| Asset Class Components | Component Weighting | **Allocation Methodology** |

• Strategy reviews all portfolio combinations
• Portfolio volatility calculated (annualized volatility of previous 126 five-day returns, observed daily)





| | |
|---|---|
|  Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>Asset Class Components<br>Component Weighting<br>Allocation Methodology<br>• Strategy reviews all portfolio combinations<br>• Portfolio volatility calculated (annualized volatility of previous 126 five-day returns, observed daily) | On a monthly basis, the strategy reviews all combinations of the possible portfolios that comply with the asset class requirements.<br><br>The volatility of each portfolio is then calculated by observing the annualized volatility of the previous 126 five-day returns, observed daily. |

Asset Class Components     Component Weighting     Allocation Methodology



The strategy removes all portfolios with volatility levels above 5%.



| | |
|---|---|
|  Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>Asset Class Components<br>Component Weighting<br>Allocation Methodology<br>Volatility<br>Annualized volatility of the previous 126 5-day returns observed daily<br>25%<br>20%<br>15%<br>10%<br>5%<br>0%<br>The strategy removes all portfolios with volatility levels above 5%. | The strategy removes all portfolios with a volatility level in excess of 5%. |

Asset Class Components | Component Weighting | Allocation Methodology





Volatility
25%
20%
15%
10%
5%
0%
Annualized volatility of the previous 126 5-day returns observed daily
In rare cases when all portfolios have volatility above 5%,
the target is then raised by increments of 0.25% at a time and the process starts over.

If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% until the two portfolios meet the increased target volatility level. Under these conditions, it is possible that the portfolios can be 100% in cash.

<table>
<tr>
<td>
Introduction
Index Methodology
Index Statistics
Risks and Information
HSBC
Asset Class Components
Component Weighting
Allocation Methodology
Volatility
25%
20%
15%
10%
5%
0%
Annualized volatility of the previous 126 5-day returns observed daily
In rare cases when all portfolios have volatility above 5%,
the target is then raised by increments of 0.25% at a time and the process starts over.
If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% until the two portfolios meet the increased target volatility level. Under these conditions, it is possible that the portfolios can be 100% in cash.</td>
<td>In rare cases when all portfolios have volatility above 5%, the target is then raised by increments of 0.25% at a time and the process starts over. This process ensures that only low volatility portfolios are used by the strategy.</td>
</tr>
</table>

Asset Class Components    Component Weighting    Allocation Methodology



Performance of each portfolio is calculated twice:
• Over previous 3 months
• Over previous 6 months

■ Volatility

Annualized volatility of the previous 126 5-day returns observed daily



| | |
|---|---|
| Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>Asset Class Components<br>Component Weighting<br>Allocation Methodology<br>Volatility<br>25%<br>20%<br>15%<br>10%<br>5%<br>0%<br>Annualized volatility of the previous 126 5-day returns observed daily<br>Performance of each portfolio is calculated twice:<br>• Over previous 3 months<br>• Over previous 6 months | Once the total universe of portfolios has been narrowed down, the performance of each remaining portfolio is then calculated twice. The first calculation measures the performance over the previous three months, and the second calculation measures the performance over the previous six months. |

Asset Class Components     Component Weighting     Allocation Methodology



Strategy selects two portfolios:
• Best 3 month historical performance
• Best 6 month historical performance



| | |
|---|---|
| Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>Asset Class Components<br>Component Weighting<br>Allocation Methodology<br>Historical Performance over 3 months<br>Historical Performance over 6 months<br>10%<br>8%<br>6%<br>4%<br>2%<br>0%<br>Performance<br>Strategy selects two portfolios:<br>• Best 3 month historical performance<br>• Best 6 month historical performance | It is from the remaining group of portfolios that the strategy selects two portfolios; the one with the best 3 month historical performance and the one with the best six month historical performance. |

Asset Class Components    Component Weighting    Allocation Methodology



■ Historical Performance over 3 months    ■ Historical Performance over 6 months

The components of the two portfolios are then averaged to create
the Monthly Reference Portfolio for the upcoming month.



| | |
|---|---|
| Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>Asset Class Components<br>Component Weighting<br>Allocation Methodology<br>Historical Performance over 3 months<br>Historical Performance over 6 months<br>10%<br>8%<br>6%<br>4%<br>2%<br>0%<br>Performance<br>The components of the two portfolios are then averaged to create the Monthly Reference Portfolio for the upcoming month. | The weights of the two remaining portfolios are then averaged to create the Monthly Reference Portfolio for that upcoming month. Averaging the two portfolios of differing time horizons allows the investor to potentially benefit from both shorter and longer momentum trends. |

The concept of a multi-asset volatility target strategy has been around for a number of years.
• JP Morgan: Efficiente 5 (2007)
• Goldman Sachs Momentum Builder® (2013)



| | |
|---|---|
| Introduction<br>Index Methodology<br>Index Statistics<br>Risks and Information<br>HSBC<br>The concept of a multi-asset volatility target strategy has been around for a number of years.<br>• JP Morgan: Efficiente 5 (2007)<br>• Goldman Sachs Momentum Builder® (2013) | The concept of a multi-asset volatility target strategy has been around for a number of years. JP Morgan introduced the 'Efficiente 5' in 2007 and Goldman Sachs introduced the 'Momentum Builder' in 2013. |



Source: Bloomberg and HSBC as of June 30, 2017

| | GS Momentum Builder® 5 Index | JPMorgan ETF Efficiente 5 Index | HSBC Vantage5 Index |
|---|---|---|---|
| **Return (Annualized)** | 3.49% | 2.07% | 5.02% |
| **Volatility (Annualized)** | 5.33% | 5.51% | 5.90% |

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.





Through the use of simulated back-testing, let's compare the HBSC Vantage5 Index with other indexes with regards to annualized return and annualized volatility. Please note these performance returns as follows.

Reasons for Potential Outperformance:

• Better performing Equity ETFs

• Higher Caps on Equity Allocations

• No Intra-Month Volatility Cap

| | GS Momentum Builder® 5 Index | JPMorgan ETF Efficiente 5 Index | HSBC Vantage5 Index |
|---|---|---|---|
| **Return (Annualized)** | 3.49% | 2.07% | **5.02%** |
| **Volatility (Annualized)** | 5.33% | 5.51% | **5.90%** |

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



Reasons for Potential Outperformance:

• Better performing Equity ETFs

• Higher Caps on Equity Allocations

• No Intra-Month Volatility Cap

|  | GS Momentum Builder® 5 Index | JPMorgan ETF Efficiente 5 Index | HSBC Vantage5 Index |
|---|---|---|---|
| Return (Annualized) | 3.49% | 2.07% | 5.02% |
| Volatility (Annualized) | 5.33% | 5.51% | 5.90% |

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.

Some reasons for potential outperformance may be…

Vantage5's use of better performing equity ETFs like the PowerShares QQQ or the S&P Low Volatility ETF to potentially enhance equity returns.

A higher cap on equities relative to the other indexes may increase the potential for equity outperformance

And the absence of an intra-month volatility cap may provide more exposure to the ETF portfolio to capture market potential.

To learn more about specific investments linked
to the HSBC Vantage5 Index, you may contact
the HSBC Structured Products Sales Desk at 212.525.8010.

| | ▬ GS Momentum Builder® 5 Index | ▬ JPMorgan ETF Efficiente 5 Index | ▬ **HSBC Vantage5 Index** |
|---|---|---|---|
| **Return (Annualized)** | 3.49% | 2.07% | **5.02%** |
| **Volatility (Annualized)** | 5.33% | 5.51% | **5.90%** |

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.



| | GS Momentum Builder® 5 Index | JPMorgan ETF Efficiente 5 Index | HSBC Vantage5 Index |
|---|---|---|---|
| Return (Annualized) | 3.49% | 2.07% | 5.02% |
| Volatility (Annualized) | 5.33% | 5.51% | 5.90% |

Data from Jan 2013 – June 2017

The graph and table above sets forth both actual and hypothetical back-tested performance of the HSBC Vantage5 Index from January 1, 2013 through June 30, 2017. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph and table above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Past hypothetical performance results are neither indicative, nor a guarantee, of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein.

To learn more about specific investments linked to the HSBC Vantage5 Index, you may contact the HSBC Structured Products Sales Desk at 212.525.8010.

Thank you very much for your interest in the HSBC Vantage5 Index.

## Important Information

Any information relating to historical performance of the HSBC Vantage5 Index prior to March 15, 2017 contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Past performance is not an indication of future results nor a guarantee of future returns. The Index methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

## Use of Simulated Returns

Any historical performance information of the Vantage5 Index prior to March 15, 2017 included in this guide represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this guide. No representation is being made that the indices will achieve a performance record similar to that shown. Past performance is not an indication of future results nor a guarantee of future returns. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.





## Important Information

Any information relating to historical performance of the HSBC Vantage5 Index prior to March 15, 2017 contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Past performance is not an indication of future results nor a guarantee of future returns. The Index methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

## Use of Simulated Returns

Any historical performance information of the Vantage5 Index prior to March 15, 2017 included in this guide represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this guide. No representation is being made that the indices will achieve a performance record similar to that shown. Past performance is not an indication of future results nor a guarantee of future returns. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.



Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth below.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.

